

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 28, 2010

Maxim C.W. Webb
Chief Financial Officer
PICO Holdings, Inc.
875 Prospect Street, Suite 301
La Jolla, California 92037

>   **Re: PICO Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 2, 2009**
>   **File No. 033-36383**

Dear Mr. Webb:

We have completed our review of your Form 10-K for the fiscal year ended
December 31, 2008 and have no further comments at this time.

Sincerely,

Sonia Barros
Special Counsel